

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2018

Costas Saroukos
Chief Financial Officer
Takeda Pharmaceutical Company Limited
1-1, Nihonbashi-Honcho 2 Chome
Chuo-ku, Tokyo 103-8668 Japan

  Re: Takeda Pharmaceutical Company Limited
    Registration Statement on Form 20-F
    Filed on December 6, 2018
    File No. 001-38757

Dear Mr. Saroukos:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Keiji Hatano, Esq.